Exhibit 99.1

INFLARX N.V.

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS – MARCH 31, 2020

These unaudited condensed financial statements are consolidated financial statements for the group consisting of InflaRx N.V. and its wholly-owned subsidiaries InflaRx GmbH, and InflaRx Pharmaceutical Inc., Ann Arbor, Michigan, United States (together, the “Group”). The financial statements are presented in Euro (€).

InflaRx N.V. is a company limited by shares, incorporated and domiciled in Amsterdam, The Netherlands.
Its registered office and principal place of business is in Germany, Jena, Winzerlaer Str. 2.

F-1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019

Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Comprehensive Loss for the three months ended March 31, 2020 and 2019	3
Unaudited Condensed Consolidated Statements of Financial Position as of March 31, 2020 and December 31, 2019	4
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2020 and 2019	5
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended March 31, 2020 and 2019	6
Notes to the Unaudited Condensed Consolidated Financial Statements	7
1. Net Financial Result	7
2. Other non-financial assets	7
3. Financial assets and financial liabilities	8
4. Cash and cash equivalents information	8
5. Related party transactions	9
6. Share-based payments	10
7. Protective foundation	12
8. Summary of significant accounting policies	12
(a) Reporting entity and Group’s structure	12
(b) Basis of preparation	12
(c) New and amended standards adopted by the Group	13
(d) Summary of new accounting policies	13
(e) Significant events after the reporting date	14

F-2

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Loss
for the three months ended March 31, 2020 and 2019

		For the three months ended March 31,
(in €)	Note	2020 (unaudited)	2019 (unaudited)

Operating Expenses
Research and development expenses		(7,298,799)	(7,695,150)
General and administrative expenses		(2,564,803)	(3,301,166)
Total Operating Expenses		(9,863,601)	(10,996,316)
Other income		94,960	64,836
Other expenses		(5,720)	(3,886)
Operating Result		(9,774,362)	(10,935,366)
Finance income		1,658,991	1,159,205
Finance expenses		(118,026)	(61,710)
Net Financial Result	1	1,540,965	1,097,495
Loss for the Period		(8,233,397)	(9,837,871)

Share Information
Weighted average number of shares outstanding		26,105,255	25,964,379
Loss per share (basic/diluted)		(0.32)	(0.38)

Loss for the Period		(8,233,397)	(9,837,871)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		1,713,868	2,317,546
Total Comprehensive Loss		(6,519,529)	(7,520,325)

The accompanying notes are an integral part of these condensed consolidated financial statements.

[3]

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Financial Position
as of March 31, 2020 and December 31, 2019

(in €)	Note	2020 (unaudited)	2019

ASSETS
Non-current assets
Property, plant and equipment		540,606	576,373
Right-of-use assets		748,785	836,924
Intangible assets		430,368	452,400
Non-current other assets	2	445,403	452,217
Non-current financial assets	3	272,718	272,614
Total non-current assets		2,437,880	2,590,528
Current assets
Current other assets	2	3,319,222	3,500,884
Current financial assets	3	86,680,961	82,353,867
Cash and cash equivalents	4	21,083,608	33,131,280
Total current assets		111,083,791	118,986,031
TOTAL ASSETS		113,521,671	121,576,558

EQUITY AND LIABILITIES
Equity
Issued capital		3,132,631	3,132,631
Share premium		211,006,606	211,006,606
Other capital reserves		26,043,246	25,142,213
Accumulated deficit		(142,514,552)	(134,362,006)
Other components of equity		3,860,246	2,227,228
Total equity		101,528,177	107,146,673
Non-current liabilities
Lease liabilities		245,478	330,745
Other non-financial liabilities		39,148	39,013
Total non-current liabilities		284,625	369,758
Current liabilities
Trade and other payables	3	10,490,938	12,413,662
Lease liabilities		513,374	515,203
Employee benefits		571,960	975,629
Social securities, other taxes and other non-financial liabilities		108,221	105,634
Provisions		24,374	50,000
Total current liabilities		11,708,869	14,060,128
Total Liabilities		11,993,494	14,429,886
TOTAL EQUITY AND LIABILITIES		113,521,671	121,576,558

The accompanying notes are an integral part of these condensed consolidated financial statements.

[4]

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
for the three months ended March 31, 2020 and 2019

(in €, except for share data)	Note	Shares outstanding	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance as of January 1, 2020		26,105,255	3,132,631	211,006,606	25,142,213	(134,362,006)	2,227,228	107,146,673
Loss for the period		—	—	—	—	(8,233,397)	—	(8,233,397)
Exchange differences on translation of foreign currency		—	—	—	—	—	1,713,868	1,713,868
Total comprehensive loss		—	—	—	—	(8,233,397)	1,713,868	(6,519,529)
Transactions with owners of the Company
Contributions
Equity-settled share-based payment	6	—	—	—	901,033	—	—	901,033
Total Contributions		—	—	—	901,033	—	—	901,033
Total transactions with owners of the Company		—	—	—	901,033	—	—	901,033
Balance as of March 31, 2020*		26,105,255	3,132,631	211,006,606	26,043,246	(142,595,403)	3,941,097	101,528,177

Balance as of January 1, 2019		25,964,379	3,115,725	211,021,835	18,310,003	(81,107,188)	50,196	151,390,571
Loss for the period		—	—	—	—	(9,837,871)	—	(9,837,871)
Exchange differences on translation of foreign currency		—	—	—	—	—	2,317,546	2,317,546
Total comprehensive loss		—	—	—	—	(9,837,871)	2,317,546	(7,520,325)
Transactions with owners of the Company
Contributions
Equity-settled share-based payment	6	—	—	—	2,097,780	—	—	2,097,780
Total Contributions		—	—	—	2,097,780	—	—	2,097,780
Total transactions with owners of the Company		—	—	—	2,097,780	—	—	2,097,780
Balance as of March 31, 2019*		25,964,379	3,115,725	211,021,835	20,407,783	(90,945,059)	2,367,742	145,968,026
* unaudited

The accompanying notes are an integral part of these condensed consolidated financial statements.

[5]

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
for the nine months ended March 31, 2020 and 2019

	Note	2020 (unaudited)	2019 (unaudited)
		(in €)
Operating activities
Loss for the period		(8,233,397)	(9,837,871)
Adjustments for:
Depreciation & Amortization of property, plant, equipment, right-of-use assets and intangible assets		182,356	116,519
Net financial result	1	(1,540,965)	(1,097,495)
Share-based payment expense	6	901,033	2,097,780
Other non-cash adjustments		(129,122)	81,346
Changes in:
Other assets		188,476	(581,651)
Employee benefits		(428,526)	(333,864)
Social securities and other current non-financial liabilities		1,953	457,497
Trade and other payables		(1,922,724)	364,158
Interest received		462,342	241,817
Interest paid		(2,246)	(6,682)
Net cash from operating activities		(10,520,819)	(8,498,447)
Investing activities
Purchase of intangible assets, laboratory and office equipment		(27,686)	(254,316)
Purchase of current financial assets		(23,412,469)	(10,599)
Disposal of current financial assets		—	3,088
Securities matured		20,724,386	—
Net cash used in investing activities		(2,715,769)	(261,827)
Financing activities
Repayment of leasing liabilities		(88,339)	(54,781)
Net cash from financing activities		(88,339)	(54,781)
Net (decrease)/increase in cash and cash equivalents		(13,324,927)	(8,815,054)
Effect of exchange rate changes on cash and cash equivalents		1,277,255	592,005
Cash and cash equivalents at beginning of period		33,131,280	55,386,240
Cash and cash equivalents at end of period	4	21,083,608	47,163,191

The accompanying notes are an integral part of these condensed consolidated financial statements.

[6]

InflaRx N.V. and subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

1. Net Financial Result

The net financial result is comprised of the following items for the three months ended March 31:

	For the three months ended March 31,
(in €)	2020 (unaudited)	2019 (unaudited)

Finance income
Interest income	401,435	802,734
Foreign exchange income	1,257,557	356,471
Total	1,658,991	1,159,205
Finance costs
Foreign exchange expense	(115,879)	(54,022)
Other	(2,147)	(7,688)
Total	(118,026)	(61,710)
Net financial result	1,540,965	1,097,495

Interest income results from marketable securities and short-term deposits in U.S. Dollar held by the Company and its subsidiary InflaRx GmbH.

Foreign exchange income and expense is mainly derived from the translation of the U.S. Dollar cash, cash equivalents and securities held by InflaRx GmbH.

2. Other non-financial assets

(in €)	As of March 31, 2020 (unaudited)	As of December 31, 2019

Non-current other assets
Prepaid expense	445,403	452,217
Total	445,403	452,217
Current other assets
Current tax assets	1,051,858	1,134,968
Prepayments on research & development projects	959,727	698,891
Prepaid expense	1,018,143	1,467,936
Other	289,493	199,088
Total	3,319,222	3,500,884

Prepaid expense mainly consists of accrued insurance expense. Total prepaid expense mainly has decreased compared to December 31, 2019, because Directors and Officers insurance is an annual insurance payment in the fourth quarter of the year.

Current tax assets in 2020 include tax reclaims because of capital yields tax withheld. Such tax is withheld by our banks from securities interest payments, and the Company is reimbursed after filing the tax return. The decrease is due to lower interest rates compared to the first quarter of 2019.

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3. Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and short-term deposits, held by the Group as of March 31, 2020 and December 31, 2019:

(in €)	As of March 31, 2020 (unaudited)	As of December 31, 2019

Financial assets at amortized cost
Non-current financial assets	272,718	272,614
Current financial assets	86,680,961	82,353,867
Financial liabilities at amortized cost
Trade and other payables	10,490,938	12,413,662
Interest bearing loans and borrowings
Non-current lease liabilities	245,478	330,745
Current lease liabilities	512,099	513,834

The fair value of current and non-current financial assets (primarily quoted debt securities) amounted to €86,661 thousand (level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded in the top investment category (AAA) by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments. Based on statistical historical probabilities of default, adjusted for forward-looking factors specific to the debtors and the economic environment, the Group believes that the expected credit losses for these debt instruments are immaterial. Furthermore, since the acquisition of these debt securities, their credit ratings have remained stable.

4. Cash and cash equivalents information

(in €)	As of March 31, 2020 (unaudited)	As of December 31, 2019

Short-term deposits
Deposits held in U.S. Dollars	19,535,311	27,803,153
Total	19,535,311	27,803,153
Cash at banks
Cash held in Euro	1,069,355	1,211,478
Cash held in U.S. Dollars	478,942	4,116,649
Total	1,548,297	5,328,127
Total cash and cash equivalents	21,083,608	33,131,280

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5. Related party transactions

The Group’s executive management comprises the following persons:

•	Professor Niels C. Riedemann, Chief Executive Officer (CEO)

•	Professor Renfeng Guo, Chief Scientific Officer (CSO)

•	Arnd Christ, Chief Financial Officer (CFO)

•	Jason Marks, Chief Legal Officer, General Counsel (CLO)

The Group’s board of directors comprises the following persons:

Executive Directors

•	Professor Niels C. Riedemann, CEO

•	Professor Renfeng Guo, CSO

Non-executive Directors

•	Nicolas Fulpius, Chairman of the board of directors and Chairman of the Audit Committee

•	Jens Holstein, Member of the Audit Committee

•	Richard Brudnick, Member of the Audit Committee

•	Katrin Uschmann

•	Lina Ma

•	Mark Kübler

The compensation of the Group’s executive management comprises the following for the three months ended March 31:

	For the three months ended March 31,
(in €)	2020 (unaudited)	2019 (unaudited)

Executive Management
Short-term employee benefits	638,288	771,820
Share-based payments	657,172	1,607,456
Total	1,295,460	2,379,276
Non-executive Board of Directors
Short-term employee benefits	63,864	70,432
Share-based payments	108,453	227,552
Total	172,317	297,984
Total Compensation	1,467,777	2,677,260

Remuneration of InflaRx’s executive management consists of fixed and variable components and share-based payment awards. In addition, the executive management receives supplementary benefits and allowances.

[9]

We entered into indemnification agreements with our directors and senior management. The indemnification agreements and our articles of association require us to indemnify our directors and certain officers and employees as designated by our board of directors to the fullest extent permitted by law.

6. Share-based payments

1.	Equity settled share-based payment arrangements

In conjunction with the closing of its initial public offering, InflaRx N.V. established a new incentive plan (the “2017 Long-Term Incentive Plan”). The initial maximum number of common shares available for issuance under equity incentive awards granted pursuant to the 2017 Long Term Incentive Plan equals 2,341,097 common shares. The number of share options under the plan was as follows:

Share options granted	Number	Per option	FX rate as of grant date	Per option	Share price at grant date / Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)
2019
January 1	—	$14.45	0.88	€12.69	$26.02	0.65	4.8	3.00%
February 4	18,450	$18.17	0.87	€15.87	$32.63	0.65	4.9	2.60%
	18,450
Expected dividends are nil for all share options listed above.
None of the options were granted to the executive management or board of directors.

Number of stock options	2020	2019
Outstanding as of January 1,	2,181,105	2,051,009
Granted during the three months ended March 31	—	18,450
Forfeited during the three months ended March 31	—	—
Outstanding as of March 31,	2,181,105	2,069,459
thereof vested	1,483,623	728,722
thereof exercised	—	—

On January 1, 2021 and on January 1 of each calendar year thereafter, an additional number of shares equal to 3% of the total outstanding common shares on December 31 of the immediately preceding year (or any lower number of shares as determined by the board of directors) will become available for issuance under equity incentive awards granted pursuant to the 2017 Long-Term Incentive Plan.

2.	Stock options exercised

In 2020 no stock options were exercised.

In 2019, 140,876 shares were issued following the exercise of stock options, resulting in proceeds to the Company in the amount of €1.7 thousand. All stock options exercised were granted under the 2012 Stock Option Plan.

3.	Measurement of fair values of stock options granted

The fair value of options granted under the 2017 long-term incentive plan was determined using the Black-Scholes valuation model. As the Company’s common shares are listed on the Nasdaq Global Select Market, the closing price of the common shares at grant date was used.

Expected volatility has been based on the historical volatility of InflaRx’ share price. Considering a significant price drop on June 5, 2019, we calculated averages including and excluding said trading day which results in an average volatility of 124%. For grants after June 2019 we have selected a volatility of 135% that accounts for expectations of the management.

[10]

The range of outcomes for the expected life of the instruments has been based on expectations on option holder behavior in the scenarios considered.

The dividend yield has no impact due to the anti-dilution clause as defined in the 2017 Long-Term Incentive Plan.

Expenses are determined based on the number of stock options granted within a tranche and the vesting period of a tranche. This implies two effects:

•	the more options are granted within a tranche, the higher the expense of a tranche is, and
•	the shorter the vesting period of a tranche is, the higher the expense of a tranche is.

For example, 33.33% of all stock options granted are allocated to the first tranche which vests over 1 year after the grant date, whereas 8.33% of all stock options granted are allocated to the ninth tranche which vests over three years.

The following table shows the recognized compensation expenses per stock option plan and the repricing of stock options, consummated on July 3, 2019. Anticipated expenses for the twelve-month period ending December 31, 2022, 2021 and 2020 were converted with the exchange rate as of March 31, 2020, 1 Euro = 1.0956 USD:

	2022	2021	2020	2019	2018	2017
			(in million €)
2016 Plan	—	—	—	—	—	4.0
2017 Long-Term Incentive plan	—	0.3	2.1	5.2	12.1	0.6
Repricing consummated on July 3, 2019	—	—	0.3	1.6	—	—
2016 Plan	—	—	—	0.5	—	—
2017 Long-Term Incentive plan	—	—	0.3	1.1	—	—
Total compensation expense	—	0.3	2.4	6.8	12.1	4.6

For the three months ended March 31, 2020, the Company has recognized €793 thousand of share-based payment expense in the statement of profit or loss (March 2019: €2,098 thousand).

None of the share-based payments awards were dilutive in determining earnings per share due to the Group’s loss position.

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7. Protective foundation

According to the articles of association of the Company, up to 55,000,000 common shares and up to 55,000,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

In order to deter acquisition bids, the Company`s general meeting of shareholders approved the right of an in-dependent foundation under Dutch law, or protective foundation, to exercise a call option pursuant to the call option agreement, upon which preferred shares will be issued by the Company to the protective foundation of up to 100% of the Company’s issued capital held by others than the protective foundation, minus one share. The protective foundation is expected to enter into a finance arrangement with a bank or, subject to applicable restrictions under Dutch law, the protective foundation may request us to provide, or cause the Company`s subsidiaries to pro-vide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

These preferred shares will have both a liquidation and dividend preference over the Company`s common shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to re-quire us to cancel its preferred shares once the perceived threat to the Company and its stake-holders has been removed or sufficiently mitigated or neutralized. We are of the opinion that the call option does not represent a significant fair value based on a level 3 valuation, since the preference shares are restricted in use and can be can-celled by us as stated above.

In the quarter ended March 31, 2020, the Company expensed €17 thousand of ongoing costs to reimburse expenses incurred by the protective foundation.

8. Summary of significant accounting policies

(a)	Reporting entity and Group’s structure

InflaRx N.V. is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, The Netherlands, and is registered in the Commercial Register of The Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s common shares have been listed on The NASDAQ Global Select Market under the symbol IFRX.

InflaRx is a clinical-stage biopharmaceutical Group focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a.

These consolidated financial statements of InflaRx comprise the Company and its wholly-owned subsidiaries InflaRx GmbH and InflaRx Pharmaceutical Inc., Ann Arbor, Michigan, United States.

InflaRx GmbH is a clinical-stage biopharmaceutical company founded in 2008. In 2017, InflaRx N.V. became the sole shareholder of InflaRx GmbH through the contribution of the subsidiary’s shares to InflaRx N.V. by its existing shareholders in exchange of new shares issued by InflaRx N.V.

These consolidated financial statements of InflaRx N.V. comprise the Group.

(b)	Basis of preparation

These interim condensed consolidated financial statements for the three-month reporting period ended March 31, 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended December 31, 2019 in the 20-F.

The condensed consolidated financial statements were authorized for issue by the board of directors on May 20, 2020.

[12]

The financial statements are presented in Euro (€). Euro is the functional currency of InflaRx GmbH. The functional currency of InflaRx N.V. and InflaRx Pharmaceutical Inc. is U.S. Dollars. All financial information presented in Euro has been rounded. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards effective as of January 1, 2020 as set out below.

(c)	New and amended standards adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2019, except for the adoption of new standards effective as of 1 January 2020. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The below listed amendments and interpretations apply for the first time in 2020, but do not have an impact on the interim condensed consolidated financial statements of the Group:

•
Conceptual Framework Amendments, References to the Conceptual Framework in IFRS Standards (IFRS 2 Share-Based Payment,  IFRS 3 Business Combinations, IAS 8 Accounting Policies, IAS 34 Interim Financial Reporting, IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRIC 12 Service Concession Arrangements, IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments,, IFRIC 22 Foreign Currency Transactions and Advance Consideration, SIC 32 Intangible Assets — Web Site Costs,), effective as of January 1, 2020

•	IFRS 7 Financial Instruments Disclosures, effective January 1, 2020, IAS 38 Intangible Assets, as of January 1, 2020
•	IAS 39 Financial Instruments: Recognition and Measurement, as of January 1, 2020
•	IFRS 9 Financial Instruments, Interest Rate Benchmark Reform, effective January 1, 2020
•	IAS 1 Presentation of Financial Statements, Definition of Material / References to Conceptual Framework in IFRS Standards, as of January 1, 2020

(d)	Summary of new accounting policies

No new accounting policies were adopted within the Group.

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(e)	Significant events after the reporting date

Clinical Study AAV

As of October 2018, 19 patients have been recruited in the randomized, triple blind, placebo-controlled US Phase II IXPLORE study with IFX-1 in patients with AAV. The main objective of the study is to evaluate the efficacy and safety of two dose regimens of IFX-1 in patients with moderate to severe AAV, when dosed on top of standard of care, which includes treatment with high dose glucocorticoids. The trial originally planned to enroll approximately 36 patients at centers in the US. Based on a blinded interim analysis and assessment of the potential impact of the COVID-19 pandemic, the Company has decided to stop the study and read out the existing results earlier than initially planned as part of a strategy to align and streamline the US and EU AAV development pro-gram.

In May 2019, the Company initiated a randomized, double-blind, placebo-controlled European Phase II IXCHANGE study with IFX-1 in patients with AAV. The main objective of the study is to evaluate the efficacy and safety of IFX-1 in patients with moderate to severe AAV. The primary endpoint of the study is a 50% reduction in Birmingham Vasculitis Activity Score (BVAS) at week 16. The study was originally planned to enroll approximately 80 patients at about 60 sites in up to 12 European countries and Russia. The study is being conducted in two parts. In Part 1, patients are being randomized to receive either IFX-1 plus a reduced dose of glucocorticoids, or placebo plus a standard dose of glucocorticoids. Patients in both arms receive the standard of care dosing of immunosuppressive therapy (rituximab or cyclophosphamide). In Part 2 of the study, patients will be randomized to receive either IFX-1 plus placebo glucocorticoids or placebo plus a standard dose of glucocorticoids (both on top of standard of care immunosuppressive therapy with rituximab or cyclophosphamide). The first part of the study has been fully enrolled. After analyzing the impact of COVID-19 on the study, a blinded interim analysis of Part 1 has been completed. Based on the analysis, the Company intends to continue with Part 2 of the study but decrease the number of enrolled patients.

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